SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                 FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
              15(d) of the Securities Exchange Act of 1934.

                   Commission File Number   1-8796


                           QUESTAR CORPORATION
         (Exact name of registrant as specified in its charter)

180 East First South, P.O. Box 45433, Salt Lake City, Utah 84145-0433,
     (801) 534-5500
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock Purchase Rights under Rights Agreement Dated March 14, 1986 and amended on May 16, 1989
        (Title of each class of securities covered by this Form)

                     Common Stock, without Par Value
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)[x]      Rule 12h-3(b)(1)(ii)[ ]
           Rule 12g-4(a)(1)(ii)[ ]     Rule 12h-3(b)(2)(i)[ ]
           Rule 12g-4(a)(2)(i)[ ]      Rule 12h-3(b)(2)(ii)[ ]
           Rule 12g-4(a)(2)(ii)[ ]     Rule 15d-6      [ ]
           Rule 12h-3(b)(1)(i)[ ]

     Approximate number of holders of record as of the certification or
notice date:    0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Questar Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: March 25, 1996            By:  /s/R. D. Cash
                                  R. D. Cash
                                  Chairman, President and
                                  Chief Executive Officer